Exhibit 77C

The Malaysia Fund, Inc.
Special Shareholder Meeting
July 24, 2012

To consider and vote upon a proposal to liquidate and dissolve the Fund

For:			3,773,931
Against:		82,032
Abstain:		60,327
Broker Non-Vote:	1,874,406